Exhibit 99.1

Alliance-HNI, L.L.C.

and Subsidiaries

Consolidated Financial Statements as of

December 31, 2011 and 2010, and for the

Years Ended December 31, 2011,

2010, and 2009, and Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of

Alliance-HNI, L.L.C.:

We have audited the accompanying consolidated balance sheets of Alliance-HNI, L.L.C. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, changes in members’ capital, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alliance-HNI, L.L.C. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, California

March 15, 2012

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,200,000	$2,103,000
Accounts receivable — net of allowance for doubtful accounts of $428,000 in 2011 and $312,000 in 2010	2,043,000	2,272,000
Tax refund receivable	640,000	640,000
Investment in direct financing lease — net of unearned income of $13,000 in 2011 and $17,000 in 2010	222,000	275,000
Other current assets	453,000	156,000

Total current assets	5,558,000	5,446,000

PROPERTY AND EQUIPMENT — At cost:
Land	40,000	40,000
Equipment	27,183,000	26,077,000
Less accumulated depreciation	(21,632,000)	(19,018,000)

Property and equipment — net	5,591,000	7,099,000

INVESTMENT IN UNCONSOLIDATED INVESTEE	3,002,000	3,616,000

INVESTMENT IN DIRECT FINANCING LEASE — Net of unearned income of $0 in 2011 and $12,000 in 2010	-	223,000

OTHER ASSETS — Net of accumulated amortization of $282,000 in 2011 and $221,000 in 2010	740,000	703,000

TOTAL	$14,891,000	$17,087,000

LIABILITIES AND MEMBERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable	$116,000	$381,000
Due to Alliance HealthCare Services, Inc.	620,000	1,169,000
Other liabilities	1,202,000	1,169,000
Current portion of long-term debt	1,936,000	1,839,000

Total current liabilities	3,874,000	4,558,000
DERIVATIVE INSTRUMENTS	2,000	78,000
LONG TERM DEBT — Net of current portion	1,904,000	3,370,000

Total liabilities	5,780,000	8,006,000

COMMITMENTS AND CONTINGENCIES (Note 5)
MEMBERS’ CAPITAL	9,111,000	9,081,000

TOTAL	$14,891,000	$17,087,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

REVENUES	$18,111,000	$19,311,000	$21,932,000

COSTS AND EXPENSES:
Cost of revenues, excluding depreciation and amortization	10,398,000	10,286,000	11,381,000
Selling, general, and administrative expenses (net of tax refund of $640,000 in 2010)	1,243,000	(57,000)	893,000
Depreciation expense	2,614,000	3,052,000	3,438,000
Amortization expense	61,000	58,000	63,000
Interest expense — net	178,000	261,000	410,000
Other (income) expense — net			(80,000)

Total costs and expenses	14,494,000	13,600,000	16,105,000

INCOME BEFORE EARNINGS FROM UNCONSOLIDATED INVESTEE	3,617,000	5,711,000	5,827,000

EARNINGS FROM UNCONSOLIDATED INVESTEE	(2,037,000)	(2,136,000)	(810,000)

NET INCOME	$5,654,000	$7,847,000	$6,637,000

COMPREHENSIVE INCOME:
Net income	$5,654,000	$7,847,000	$6,637,000
Other comprehensive income	52,000	10,000	104,000

COMPREHENSIVE INCOME	$5,706,000	$7,857,000	$6,741,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	Members’ Capital	Cumulative Earnings	Cumulative Distributions	Accumulated Comprehensive Income (Loss)	Total

MEMBERS’ CAPITAL — January 1, 2009	$130,000	$78,751,000	$(69,203,000)	$(195,000)	$9,483,000

Net income		6,637,000			6,637,000

Other comprehensive income				104,000	104,000

Distributions to members			(5,900,000)		(5,900,000)

MEMBERS’ CAPITAL — December 31, 2009	130,000	85,388,000	(75,103,000)	(91,000)	10,324,000

Net income		7,847,000			7,847,000

Other comprehensive income				10,000	10,000

Distributions to members			(9,100,000)		(9,100,000)

MEMBERS’ CAPITAL — December 31, 2010	130,000	93,235,000	(84,203,000)	(81,000)	9,081,000

Net income		5,654,000			5,654,000

Other comprehensive income				52,000	52,000

Distributions to members			(5,676,000)		(5,676,000)

MEMBERS’ CAPITAL — December 31, 2011	$130,000	$98,889,000	$(89,879,000)	$(29,000)	$9,111,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,654,000	$7,847,000	$6,637,000
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	702,000	(66,000)	86,000
Depreciation and amortization	2,675,000	3,110,000	3,501,000
Distributions greater than undistributed earnings from investee		736,000	(542,000)
Adjustment of derivatives to fair value	(24,000)	3,000	2,000
Gain on sale of equipment	-	-	(80,000)
Changes in operating assets and liabilities:
Accounts receivable	(473,000)	330,000	677,000
Other current assets	(519,000)	(532,000)	1,135,000
Other assets	(145,000)	253,000	544,000
Accounts payable	(265,000)	273,000	22,000
Other liabilities	(516,000)	1,117,000	(619,000)

Net cash provided by operating activities	7,089,000	13,071,000	11,363,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,106,000)	(46,000)	(4,714,000)
Proceeds from sale of equipment	-	-	80,000
Payments for certificates of need	(44,000)	(19,000)	(10,000)
Increase in deposits on equipment	395,000	(587,000)	(1,000)
Return of investment from investee	808,000	-	-

Net cash provided by (used in) investing activities	53,000	(652,000)	(4,645,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt	(2,009,000)	(2,885,000)	(4,132,000)
Proceeds from long-term debt	-	-	3,215,000
Proceeds from revolver	640,000	-	-
Distributions to members	(5,676,000)	(9,100,000)	(5,900,000)

Net cash used in financing activities	(7,045,000)	(11,985,000)	(6,817,000)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	97,000	434,000	(99,000)

CASH AND CASH EQUIVALENTS — Beginning of year	2,103,000	1,669,000	1,768,000

CASH AND CASH EQUIVALENTS — End of year	$2,200,000	$2,103,000	$1,669,000

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid during the year for interest	$210,000	$329,000	$428,000

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Investment in direct financing lease of previously capitalized leased equipment	$-	$-	$811,000

Comprehensive income from derivative instruments	$52,000	$10,000	$104,000

Non-cash contribution of certificates of need	$-	$-	$28,000

Non-cash contribution of equipment	$-	$-	$3,782,000

See notes to consolidated financial statements.

ALLIANCE-HNI, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

1.	ORGANIZATION

Alliance-HNI, L.L.C. was originally formed under the name of MCIC-HNI as a general partnership on September 10, 1986, with the execution of a Joint Venture Agreement between Medical Consultants Imaging, Co. (“MCIC”) and Hospital Network, Inc. (“HNI”). The Joint Venture Agreement was amended from time to time, and on November 20, 1997, MCIC-HNI converted into a limited liability company with no interruption of its legal existence. The Articles of Organization of MCIC-HNI, which provide for perpetual existence, were amended effective October 1, 1998, to change the name to its current name. Alliance-HNI, L.L.C. and subsidiaries (the “Company”) provides magnetic resonance imaging (“MRI”), positron emission tomography/computed tomography (“PET/CT”), and computed tomography (“CT”) services to hospitals in the state of Michigan under the assumed name of Alliance-HNI Health Care Services.

MCIC, an Ohio partnership, and HNI, a Michigan corporation, were the joint venture partners, each contributing initial capital of $65,000 for a 50% interest in the joint venture. Alliance HealthCare Services, Inc. (“Alliance”) purchased MCIC on November 21, 1997 and, therefore, acquired MCIC’s interest in the joint venture. On July 1, 2008, HNI assigned 99% of its membership interest in the joint venture to Hospital Network Ventures, LLC. On July 6, 2009, HNI assigned the remaining 1% of its membership interest in the joint venture to Hospital Network Ventures, LLC.

Alliance-HNI Leasing Co. (“L.L.C.”), a consolidated subsidiary, was originally formed under the name of MCIC-HNI Leasing Co., L.L.C. On October 2, 1996, the Company formed the L.L.C., a related company, in which it holds a 98% interest. The remaining 2% is owned equally by Alliance and HNI, the previously mentioned joint venture partners. The Articles of Organization of the L.L.C. were amended effective October 6, 1999 to change the name of the company to its current name. The Company’s allocation of the L.L.C.’s net income to the joint venture partners for the years ended December 31, 2011, 2010, and 2009, and the minority interest equity at December 31, 2011 and 2010, are not material to the consolidated financial statements. All earnings of the L.L.C. are distributed on a monthly basis to the partners. The L.L.C. is organized as a limited liability company to provide MRI, PET/CT, and CT diagnostic imaging equipment to hospitals and outpatient clinics in the state of Michigan.

On July 27, 2009, the Company formed Alliance-HNV PET/CT Services, LLC (“HNVPS”), a related company, in which it holds a 53.44% interest. The Company accounts for its investment in HNVPS under the equity method since the Company does not exercise control over the operations of HNVPS. HNVPS is organized as a limited liability company to provide PET/CT diagnostic imaging equipment to its members.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its subsidiaries. Intercompany balances have been eliminated in consolidation.

Cash and Cash Equivalents — The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Revenues and Accounts Receivable — The majority of the Company’s revenues are derived from healthcare providers and are primarily for imaging services. The Company also generates revenue from management contracts. All revenue is recognized at the time the delivery of imaging service has occurred and collectibility is reasonably assured. The Company’s accounts receivable balance consists of both trade and other accounts receivable. Substantially all of the Company’s trade accounts receivable are due from hospitals located in Michigan. Revenues from the Company’s largest customer accounted for 6%, 7%, and 6% of net revenues in 2011, 2010, and 2009, respectively. Trade accounts receivable from the largest customer aggregated 15% and 14% of total trade accounts receivable at December 31, 2011 and 2010, respectively. The Company also has other receivables from revenue generated from management contracts. Revenues from management contracts in 2011, 2010, and 2009 accounted for 15%, 12%, and 10%, respectively, of total net revenues. At December 31, 2011 and 2010, other receivables from management contracts totaled $109,000 and $64,000, respectively, and consisted of a receivable from St. Mary’s Mercy Hospital. The Company performs credit evaluations of its customers and generally does not require collateral.

Concentration of Credit Risk — Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash, cash equivalents, and trade receivables. The Company invests available cash in money market securities of high credit quality financial institutions. At December 31, 2011 and 2010, cash in excess of federally insured limits amounted to approximately $1,700,000 and $1,644,000, respectively. At December 31, 2011 and 2010, the Company’s accounts receivable were primarily from clients in the health care industry. The Company also has other receivables from revenue generated from management contracts. At December 31, 2011 and 2010, the Company had a bad debt allowance of $428,000 and $312,000, respectively, for accounts receivable and other receivables from management contracts which are estimated to be uncollectible. To reduce credit risk, the Company performs periodic credit evaluations of its clients, but does not generally require advance payments or collateral. Credit losses to clients in the health care industry have not been material.

The following table shows the roll forward of the allowance for doubtful accounts for the periods presented:

	Balance at Beginning of Period	Additions Charged to Expense	Deductions (Bad Debt Write-Offs, Net of Recoveries)	Balance at End of Period

Year ended December 31, 2011
Allowance for doubtful accounts	$312,000	$702,000	$(586,000)	$428,000

Year ended December 31, 2010
Allowance for doubtful accounts	$378,000	$(66,000)	$-	$312,000

Year ended December 31, 2009
Allowance for doubtful accounts	$295,000	$86,000	$(3,000)	$378,000

Equipment — Equipment is stated at cost and is generally depreciated to estimated residual value using the straight-line method over initial estimated lives of three to seven years. Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life of, or add value to, the equipment, are capitalized and depreciated over the remaining useful life.

Other Assets — At December 31, 2011 and 2010, the net unamortized balance of other assets was $86,000 and $104,000, respectively. These costs include costs to obtain Certificates of Need to secure MRI service agreements with hospitals. These assets are amortized over their estimated useful lives of three to five years.

Long-Lived Assets — The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which net cash flows can be directly attributable to long-lived assets and is performed on an undiscounted basis. For any assets identified as impaired, the Company measures the impairment as the amount by which the carrying value of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows.

Income and Other Taxes — The Company is a limited liability company whereby its income is included in the taxable income of the members; therefore, no provision has been made for income taxes in the accompanying consolidated financial statements. In 2010, the Company recognized a $640,000 refund in selling general and administrative expenses due to an ongoing assessment of Michigan Business Income and Gross Receipts Tax. This tax refund was received in February 2012.

Use of Estimates — The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Derivatives — The Company accounts for derivative instruments and hedging activities in accordance with the provisions of Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. On the date the Company enters into a derivative contract, management may designate the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting change in the cash flows of a hedged item; (ii) when the derivative expires or is sold, terminated, or exercised; (iii) because it is probable that the forecasted transaction will not occur; (iv) because a hedged firm commitment no longer meets the definition of a firm commitment; or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. The Company’s derivatives are recorded on the balance sheet at their fair value. For derivatives accounted for as cash flow hedges, any unrealized gains or losses on fair value are included in comprehensive income (loss), assuming perfect effectiveness. Any ineffectiveness is recognized in earnings.

Recent Accounting Pronouncements —Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), amends ASC 820, “Fair Value Measurements and Disclosures,” to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Further, ASU 2010-06 amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715, “Compensation— Retirement Benefits,” to require that disclosures be provided by classes of assets instead of by major categories of assets. ASU 2010-06 was effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which became effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted the provisions of ASU 2010-06 on January 1, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company’s results of operations, cash flows or financial position.

ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States GAAP and IFRSs” (“ASU 2011-04”), amends the wording used to describe many of the requirements in United States GAAP for measuring fair value and disclosing information about fair value measurements. The amendments in ASU 2011-04 develop common fair value measurement and disclosure requirements in United States GAAP and IFRSs and improve their understandability. Some of the requirements clarify the FASB’s intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in ASU 2011-04 are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s results of operations, cash flows, or financial position.

ASU No. 2010-24, “Presentation of Insurance Claims and Related Insurance Recoveries” (“ASU 2010-24”), clarifies that health care entities should not net insurance recoveries against related claim liability unless otherwise allowed under United States GAAP. Further, such entities should determine the claim liabilities without considering insurance recoveries. It was determined a cumulative-effect adjustment should be recognized in opening retained earnings in the period of adoption if a difference exists between any liabilities and insurance receivables recorded as a result of applying these amendments. These amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The Company adopted the provisions of ASU 2010-24 on January 1, 2011. The adoption of ASU 2010-24 did not have a material impact on the Company’s results of operations, cash flows, or financial position.

ASU No. 2010-29, “Business Combinations, Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”) provides clarification regarding pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose only revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company adopted the provisions of ASU 2010-29 on January 1, 2011. The adoption of ASU 2010-29 did not have a material impact on the Company’s results of operations, cash flows, or financial position.

ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”), improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this standard require that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income (“OCI”) to net income, in both net income and OCI. The standard does not change the current option for presenting components of OCI gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. The amendments in ASU 2011-05 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively, with early adoption permitted. The Company adopted the provisions of ASU 2011-05 on June 30, 2011. The adoption of ASU 2011-05 did not have a material impact on the Company’s results of operations, cash flows, or financial position.

ASU No. 2011-07, “Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities” (“ASU 2011-07”), requires certain health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. The amendments in ASU 2011-07 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact the adoption of ASU 2011-07 will have on results of operations, cash flows, and financial position.

ASU No. 2011-08, “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company is evaluating the impact the adoption of ASU 2011-08 will have on results of operations, cash flows, and financial position.

3.	OTHER ACCRUED LIABILITIES

Other accrued liabilities as of December 31, 2011 and 2010, consisted of the following:

	2011	2010

Revenue taxes payable	$498,000	$417,000
Other accrued expenses	704,000	752,000

Total	$1,202,000	$1,169,000

4.	LONG-TERM DEBT

Long-term debt as of December 31, 2011 and 2010 consists of the following:

	2011	2010

Notes payable to PNC, due in various installments through December 2015, at interest rates between 3.99% and 6.60% per annum	$3,840,000	$5,209,000
Less current maturities	(1,936,000)	(1,839,000)

Long-term debt	$1,904,000	$3,370,000

The notes payable to the bank are collateralized by equipment with an aggregate book value of $4,494,000 and $7,118,000 at December 31, 2011 and 2010, respectively. The notes contain restrictive covenants which limit distributions based on cash flow coverage, require a minimum net worth, a minimum current ratio, and a maximum debt to earnings before interest, taxes, depreciation, and amortization ratio. The Company is in compliance with all covenants at December 31, 2011.

The Company has a $3,000,000 line of credit with the bank. Interest is charged at London InterBank Offered Rate (“LIBOR”) plus 3.00%. The outstanding balance on the line of credit is $640,000 and $0 at December 31, 2011 and 2010, respectively.

Maturities of the notes payable as of December 31, 2011, are as follows:

Years Ending December 31

2012	$1,936,000
2013	1,540,000
2014	326,000
2015	38,000
2016	-

$3,840,000

5.	COMMITMENTS AND CONTINGENCIES

Rent expense, which includes short-term equipment rentals, for the years ended December 31, 2011, 2010, and 2009, aggregated $801,000, $698,000, and $612,000, respectively.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted ASC 825, Financial Instruments on January 1, 2008. ASC 825 applies to all assets and liabilities that are being measured and reported on a fair value basis. ASC 825 requires disclosure that establishes a framework for measuring fair value in GAAP and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs, including identical securities in inactive markets or similar securities in active markets, that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

None of the Company’s instruments have transferred from one level to another

The following table summarizes the valuation of the Company’s derivative instruments by the above ASC 825 pricing levels as of December 31, 2011:

	Carrying Value	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)

Cash and cash equivalents	$2,200,000	$2,200,000	$-
Derivative instruments — interest rate swaps	(2,000)		(2,000)

The following table summarizes the valuation of the Company’s derivative instruments by the above ASC 825 pricing levels as of December 31, 2010:

	Carrying Value	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)

Cash and cash equivalents	$2,103,000	$2,103,000	$-
Derivative instruments — interest rate swaps	(78,000)		(78,000)

The fair value of the Company’s interest rate swap agreements are determined based on observable market based inputs that are corroborated by market data.

7.	INTEREST RATE SWAP AGREEMENTS

The Company entered into two interest rate swap agreements, which are stated at fair value. The first agreement had a notional amount of $1,578,000 at origination on January 20, 2006. This swap agreement had a notional amount of $53,000 as of December 31, 2010 and terminated in January 2011. Under this arrangement, the Company received the one-month LIBOR and paid a fixed rate of 4.90%. The net effect of the hedge was to record interest expense on debt equal to the notional amount of the swap at fixed rates of 6.30% as the debt incurs interest based on one-month LIBOR plus 1.40%. For the years ended December 31, 2011, 2010, and 2009, the Company recorded a net settlement amount of $(100), $(9,000), and $(23,000), respectively, in interest expense. The second agreement has a notional amount of $4,853,333 at origination on April 30, 2008. This swap agreement has a notional amount of $1,386,667 and $2,427,000 as of December 31, 2011 and 2010, respectively, and will terminate in April 2013. Under this arrangement, the Company receives the one-month LIBOR and pays a fixed rate of 3.28%. The net effect of the hedge was to record interest expense at a fixed rate of 5.78%. For the years ended December 31, 2011, 2010, and 2009, the Company recorded a net settlement amount of $(60,000), $(91,000), and $(120,000), respectively. The Company has designated these swaps as cash flow hedges of variable future cash flows associated with its long-term debt. Unrealized gains or loss on the fair value of these interest rate swaps are included in comprehensive income. The Company will continue to record subsequent changes in fair value of the swaps through comprehensive income during the period these instruments are designated as effective hedges.

8.	INVESTMENT IN DIRECT FINANCING LEASE

In November 2003, the Company entered into an agreement to lease one of its MRI units. At inception of the agreement, the Company had a note payable with PNC Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in the long-term debt at December 31, 2011 and 2010. This transaction has been treated as a direct financing lease in accordance with ASC 840, Leases. At inception of the lease, the Company recorded an investment in direct financing lease of $1,095,000, net of unearned income of $86,000, representing the carrying value of the leased equipment. In August 2005, the MRI unit was upgraded and the lease amount increased to $1,341,000, net of unearned income of $161,000. As of December 31, 2009, the unit was sold to the lessee.

In October 2009, the Company entered into an agreement to lease one of its MRI units. At inception of the agreement, the Company had a note payable with PNC Bank related to the unit. In connection with the agreement, the Company remained primarily responsible for the note payable, which is included in the long-term debt at December 31, 2011 and 2010. At inception of the lease, the Company recorded an investment of $811,000, net of unearned income of $50,000, representing the carrying value of the leased equipment. As of December 31, 2011, the balance of the net investment in direct financing lease was $222,000, net of unearned income of $13,000. As of December 31, 2010, the balance of the net investment in direct financing lease was $498,000, net of unearned income of $29,000.

The future minimum lease payments of the direct financing lease as of December 31, 2011, are as follows:

Years Ending December 31

2012	$235,000
Less unearned income	(13,000)

$222,000

9.	RELATED-PARTY TRANSACTIONS

HNI is partially owned by two hospitals, Oaklawn Hospital (“Oaklawn”) and Bronson Methodist Hospital (“Bronson”), that purchase imaging services from the Company. The Company earned imaging revenues from these hospitals totaling $0, $0, and $1,297,000 for the years ended December 31, 2011, 2010, and 2009, respectively. There were no accounts receivable from Oaklawn and Bronson at December 31, 2011 and 2010.

The Company has a management agreement with Alliance to provide certain services, including management of promotional and marketing activities, management of all financial activities, and long-term strategic planning, which includes new product and service development and introduction. The Company paid management services fees to Alliance totaling $1,199,000, $1,216,000, and

$1,390,000 for the years ended December 31, 2011, 2010, and 2009, respectively, which is included in cost of revenues.

The Company purchases all technical, accounting, billing, and other support services from Alliance on an as-needed basis. Other support services include development of informational databases for regulatory compliance. The Company paid $252,000, $252,000, and $264,000 for these services for the years ended December 31, 2011, 2010, and 2009, respectively, which is included in cost of revenues. The Company owed Alliance $620,000 and $1,169,000 at December 31, 2011 and 2010, respectively, for reimbursable expenses paid by Alliance on the Company’s behalf. These amounts are settled monthly.

The Company has a management agreement with HNVPS to provide certain services, including monitoring regulatory activities, maintaining current customer relations, developing prospective customers, and developing new capital sources. Management fees totaled $508,000, $514,000, and $579,000 for the years ended December 31, 2011, 2010, and 2009, respectively, which is included in selling, general, and administrative expenses. Other current assets include $220,000 and $70,000 due from HNVPS at December 31, 2011 and 2010, respectively.

10.	INVESTMENT IN UNCONSOLIDATED INVESTEE

The Company has direct ownership in an unconsolidated investee. The Company owns 53.44% of the investee and provides management services. The investee is accounted for under the equity method since the Company does not exercise control over the operations of the investee. The Company’s earnings from unconsolidated investee for the years ended December 31, 2011, 2010 and 2009 were $2,037,000, $2,136,000, and 810,000, respectively.

Set forth below is financial data for Alliance-HNV PET/CT Services, LLC and subsidiaries:

	December 31,
	2011	2010

Balance sheet data:
Current assets	$1,542,000	$1,603,000
Noncurrent assets	10,118,000	4,566,000
Current liabilities	956,000	672,000
Noncurrent liabilities	1,340,000	-

	Years Ended December 31,
	2011	2010	2009

Combined operating results:
Revenues	$9,421,000	$9,550,000	$3,714,000
Expenses	5,609,000	5,553,000	2,199,000
Net income	3,812,000	3,997,000	1,515,000

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